SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 22, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	Notice of Special Meeting of Shareholders dated May 7, 2002 Page 1
2.	Notice of Annual and Special Meeting of Shareholders dated May 16, 2002 Page 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated April 22, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Page 1

ONCOLYTICS BIOTECH INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2002

- AND –

MANAGEMENT PROXY CIRCULAR

With respect to the release from escrow of common shares of Oncolytics Biotech Inc. held by SYNSORB Biotech Inc.

These materials are important and require your immediate attention. They require shareholders to make an important decision. If you are in doubt as to how to make your decision, please contact your legal, financial or other professional advisors.

April 5, 2002

ONCOLYTICS
BIOTECH INC.

Dear Shareholders:

You are invited to attend the special meeting of shareholders of Oncolytics Biotech Inc. to be held at 9:00 a.m. (Calgary time) on Tuesday, May 7, 2002 in Salon C at the Delta Bow Valley, 209 – 4th Avenue S.E., Calgary, Alberta. The purpose of the meeting is to consider and vote upon a proposed release from escrow of 4,725,000 of our shares that are presently held by SYNSORB Biotech Inc., provided not less than 4,000,000 of these shares are immediately distributed to the holders of common shares of SYNSORB. The remaining shares (approximately 725,000) will be released to SYNSORB for its account also without any trading restrictions.

The Board of Directors of Oncolytics has determined that the release from escrow pursuant to the terms and conditions described in the attached Management Proxy Circular is fair to Oncolytics and its shareholders and recommends that shareholders vote for the resolution approving the release from escrow.

The attached Management Proxy Circular accompanying this letter contains a description of the release from escrow, including the required distribution to the holders of common shares of SYNSORB of at least 4,000,000 of our shares presently held by SYNSORB. These materials are important and require your immediate attention. They require shareholders to make an important decision. If you are in doubt as to how to make your decision, please contact your legal, financial or other professional advisors.

Your vote on the release from escrow is important as the resolution must be approved by a majority of the votes cast by Oncolytics shareholders, with SYNSORB not voting on such resolution. Provided the resolution is passed by the requisite number of votes at the Oncolytics meeting, and the other conditions outlined in the attached Management Proxy Circular are satisfied, the distribution of our shares to the SYNSORB shareholders is expected to occur on or about May 8, 2002.

We hope you are able to attend the meeting in person. If however you are unable to attend, please complete and return the enclosed proxy which will assure you of representation at the meeting.

You should also be aware that Oncolytics will have its Annual and Special Meeting of shareholders on May 16, 2002 and that a further Management Proxy Circular will be mailed in connection with that meeting on or about April 12, 2002.

Sincerely,

(signed) *Dr. Brad Thompson*
President and Chief Executive Officer

ONCOLYTICS BIOTECH INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
May 7, 2002

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.

NOTICE IS HEREBY GIVEN that the special meeting (the "Special Meeting") of shareholders of Oncolytics Biotech Inc. (the "Corporation") will be held in Salon C at the Delta Bow Valley, 209 – 4th Avenue S.E., Calgary, Alberta, on Tuesday, May 7, 2002 at 9:00 a.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1. the approval by ordinary resolution of the release from escrow of 4,725,000 common shares in the capital of the Corporation held by SYNSORB Biotech Inc. ("SYNSORB") provided not less than 4,000,000 of the common shares are immediately distributed to the holders of common shares of SYNSORB; and

2. the transaction of such other business as may properly be brought before the Special Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 5, 2002 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Special Meeting.

A shareholder may attend the Special Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Special Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Special Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 2, 2002 are entitled to receive notice of the Special Meeting.

DATED as of the 5th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Dr. Bradley G. Thompson*
President and Chief Executive Officer

Special Meeting of Shareholders
to be held on May 7, 2002

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") of proxies to be used at the special meeting (the "Special Meeting") of the shareholders (the "Oncolytics Shareholders") of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

The Special Meeting to be held on May 7, 2002 has been called for the sole purpose to consider, and to take action with respect to, the release from escrow of 4,725,000 common shares of the Corporation held by SYNSORB Biotech Inc. An Annual and Special Meeting of Oncolytics Shareholders will be held on May 16, 2002. A further Management Proxy Circular, including the Corporation's Annual Report, will be mailed in connection with that meeting on or about April 12, 2002.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. An Oncolytics Shareholder has the right to appoint a person (who need not be an Oncolytics Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Oncolytics Shareholder at the Special Meeting. To exercise this right, an Oncolytics Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Special Meeting, or any adjournment thereof.

An Oncolytics Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Oncolytics Shareholder or by his or her duly authorized attorney or, if the Oncolytics Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Special Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Special

Meeting on the day of the Special Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Oncolytics Shareholder personally attending at the Special Meeting and voting his or her shares.

Signing of Proxy

The Instrument of Proxy must be signed by the Oncolytics Shareholder or the Oncolytics Shareholder's duly appointed attorney authorized in writing or, if the Oncolytics Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation ("Common Shares") represented at the Special Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Oncolytics Shareholder appointing them on any ballot that may be called for at the Special Meeting. **In the absence of such direction, the Common Shares will be voted for the approval of the release from escrow of 4,725,000 Common Shares held by SYNSORB Biotech Inc. ("SYNSORB") provided not less than 4,000,000 Common Shares are immediately distributed to the holders (the "SYNSORB Shareholders") of common shares of SYNSORB. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Special Meeting and with respect to other matters that may properly be brought before the Special Meeting.** At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Special Meeting other than the matters referred to in the Notice of Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is April 2, 2002. Oncolytics Shareholders of record on that date are entitled to receive notice of and attend the Special Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Oncolytics Shareholder has transferred the ownership of any Common Shares, subsequent to April 2, 2002; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Special Meeting, that his or her name be included on the Oncolytics Shareholder list before the Special Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Special Meeting. The transfer books will not be closed.

SYNSORB, the holder of 4,725,000 Common Shares, has agreed not to vote its Common Shares at the Special Meeting.

As at April 2, 2002, there were 19,191,395 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Oncolytics Shareholders as a substantial number of Oncolytics Shareholders do not hold their Common Shares in their own name. Oncolytics Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Oncolytics Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Special Meeting. If the Common Shares are listed in an account statement provided to an Oncolytics Shareholder by a broker, then in almost all cases those shares will not be registered in the Oncolytics Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the Oncolytics Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Oncolytics Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Special Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Oncolytics Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access IICC's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Special Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Special Meeting - the proxy must be returned to IICC well in advance of the Special Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Special Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Special Meeting as proxyholder for the registered Oncolytics Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Special Meeting and indirectly vote their Common Shares as proxyholder for the registered Oncolytics Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Special Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the Corporation, as at the date hereof, the following table lists those persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

Name	Type of Ownership	Number of Common Shares	Percentage of Common Shares
SYNSORB Biotech Inc.	Legal and Beneficial	4,725,000	24.6%

SYNSORB has agreed not to vote its Common Shares at the Special Meeting.

RELEASE FROM ESCROW AND DISTRIBUTION TO THE SYNSORB SHAREHOLDERS

Background

On April 21, 1999, SYNSORB acquired all of the Common Shares at a time when Oncolytics was a private company. On October 28, 1999, Oncolytics and SYNSORB entered into an escrow agreement (the "Escrow Agreement") at the time of the initial public offering of the Common Shares. Under the terms of the Escrow Agreement, the Common Shares held by SYNSORB were to be released on the following basis.

Date of Release from Escrow	Number of Common Shares to be Released
July 28, 2000	675,000
July 28, 2001	1,350,000
July 28, 2002	1,350,000
July 28, 2003	1,350,000
July 28, 2004	2,025,000
TOTAL	6,750,000

In accordance with the terms of the Escrow Agreement, 2,025,000 Common Shares have been released from escrow, leaving 4,725,000 Common Shares held by SYNSORB still subject to the Escrow Agreement. These Common Shares held by SYNSORB cannot be sold or otherwise dealt with without the consent of the Executive Director of the Alberta Securities Commission (the "ASC").

On December 10, 2001, SYNSORB announced that it was terminating its clinical trials of SYNSORB-CD®, a drug intended to prevent a recurrent C. Difficile associated diarrhea, and that it would reduce its expenditure rate, lay-off staff, wind down its clinical trials and evaluate its strategic alternatives.

On February 22, 2002, SYNSORB and Oncolytics agreed (with the directors of Oncolytics who are also directors of SYNSORB (being Dr. David Cox and Mr. Richard Casey) abstaining from voting) to seek the consent of the ASC for the release from the provisions of the Escrow Agreement of the remaining 4,725,000 Common Shares held by SYNSORB. SYNSORB agreed to apply for the consent of the ASC and Oncolytics agreed to support SYNSORB's application, including calling a meeting of the Oncolytics Shareholders to consider and vote on (with the Common Shares held by SYNSORB being excluded from the vote) approval of the release from escrow of the 4,725,000 Common Shares provided not less than 4,000,000 Common Shares be distributed to the SYNSORB Shareholders. SYNSORB also agreed that, from the time of the Oncolytics Shareholders' vote to completion of the distribution, it would not vote the Common Shares and SYNSORB's nominees as directors of Oncolytics would not stand for re-election as directors of Oncolytics. SYNSORB also agreed upon completion of the distribution to transfer to Oncolytics 1,500,000 shares and 400,000 rights to shares of BCY LifeSciences Inc. currently held by SYNSORB and Oncolytics agreed to assume the obligations of SYNSORB with respect to such shares and rights.

BCY LifeSciences is a public Canadian biotechnology company (CDNX: BCY) that has successfully completed a Phase I clinical trial for it's lead compound. The lead compound, DCF 987, an aerosolized formulation, delivered by nebulizer, is to enter into a Phase II clinical trial for cystic fibrosis later this year. Additionally, BCY LifeSciences is currently reviewing data to possibly initiate a Chronic Obstructive Pulmonary Disease Phase II trial. The 20 day average trading price ending April 5, 2002 of the shares of BCY LifeSciences was $0.18 on the CDNX. Additional information filed with the Canadian security regulators regarding BCY LifeSciences is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

On March 28, 2002, SYNSORB and Oncolytics announced that SYNSORB had obtained the consent of the ASC to the release from escrow of the 4,725,000 Common Shares for the purpose of distributing not less than 4,000,000 Common Shares to the SYNSORB Shareholders and retaining the remaining Common Shares to be disposed of by SYNSORB as and when it considers appropriate. After distribution of the 4,000,000 Common Shares, SYNSORB will own approximately 725,000 Common Shares, constituting approximately 3.38% of the number of outstanding Common Shares.

SYNSORB has advised Oncolytics that it intends to distribute the 4,000,000 Common Shares to the SYNSORB Sharholders pursuant to a Plan of Arrangement. SYNSORB has further advised Oncolytics that the purpose of the Plan of Arrangement is to consolidate the outstanding common shares in the capital of SYNSORB (the "SYNSORB Shares") on a 1 for 8 basis, reduce the stated capital of the SYNSORB Shares and distribute not less than 4,000,000 Common Shares to the SYNSORB Shareholders on a pro rata basis. As a result, SYNSORB Shareholders will receive, on or about May 8, 2002, one new SYNSORB share and approximately 0.8065 of a Common Share of Oncolytics for each eight SYNSORB Shares previously held. A copy of the Information Circular of SYNSORB dated April 5, 2002 which provides a description of the proposed Plan of Arrangement (the "SYNSORB Circular") is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

One of the conditions of the consent to the release of escrow by the ASC is that the SYNSORB Shareholders approve, by a special resolution, the distribution of 4,000,000 Common Shares. If the special resolution is not approved by the SYNSORB Shareholders, a condition of the ASC consent to the release from escrow will not be fulfilled and the Board of Directors of Oncolytics will not implement the release from escrow. See "Conditions to the Distribution to the SYNSORB Shareholders".

Benefits of the Distribution to the SYNSORB Shareholders

The Board of Directors of Oncolytics has authorized the submission of the resolution considering the release from escrow for approval by the Oncolytics Shareholders. The Board of Directors believes that the principal advantages of the release from escrow and resulting distribution to the SYNSORB Shareholders include the following:

1. the elimination of the control block held by SYNSORB which will significantly reduce market overhang of the Common Shares and increase the public float;

2. the broadening of the shareholder base of the Common Shares;

3. the distribution of the Common Shares in an orderly and pre-determined manner in light of the uncertainty surrounding the alternatives available to SYNSORB; and

4. the acquisition of securities of BCY LifeSciences Inc., a publicly traded biotechnology company.

The Board of Directors of Oncolytics has determined that the release from escrow is fair to Oncolytics and the Oncolytics Shareholders and recommends that the Oncolytics Shareholders vote in favour of the release from escrow.

Conditions to the Distribution to the SYNSORB Shareholders

In order for the release from escrow and resulting distribution to the SYNSORB Shareholders to occur, certain approvals must be obtained by each of SYNSORB and Oncolytics.

Approvals to be Obtained by SYNSORB

The following must occur for the Plan of Arrangement involving SYNSORB to become effective:

1. The special resolution of SYNSORB providing for the Arrangement must be passed, with or without variation, by at least two-thirds of the votes cast by SYNSORB Shareholders present in person or by proxy at the special meeting to be held by SYNSORB on May 7, 2002.

2. The arrangement must be approved by the Court of Queen's Bench of Alberta (the "Court"). The hearing in respect of the Final Order required to be obtained by SYNSORB prior to filing the Articles of Arrangement to give effect to the Arrangement is scheduled to take place on May 8, 2002. At the hearing, any SYNSORB Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance on or before April 30, 2002, and satisfying other requirements. Reference is made to the SYNSORB Circular for further details regarding the procedure to be followed in order to be represented at the Court in connection with the Final Order.

   Representatives of SYNSORB have advised Oncolytics that the Court has broad discretion under the *Business Corporations Act* (Alberta) when making orders in respect of the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement to SYNSORB Shareholders. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

3. SYNSORB shall have received all material consents, orders and approvals including regulatory and judicial approvals or orders, required for the completion of the Arrangement from the persons, authorities or bodies having jurisdiction in the circumstances.

4. The Board of Directors of SYNSORB shall have determined to proceed with the Arrangement having considered the number of SYNSORB Shares in respect of which rights of dissent have been exercised pursuant to the Interim Order granted by the Court and the Plan of Arrangement.

Upon the foregoing conditions being fulfilled or waived, Oncolytics has been advised that the Board of Directors of SYNSORB intends to cause Articles of Arrangement to be filed, on or about May 8, 2002, with the Registrar appointed under the *Business Corporations Act* (Alberta) together with such other materials as may be required by the Registrar to give effect to the Arrangement.

Oncolytics has further been advised that management of SYNSORB believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained prior to the date of filing the Articles of Arrangement (which is anticipated to be on or about May 8, 2002) in the ordinary course upon application therefor.

The Board of Directors of SYNSORB may decide at any time before or after the special meeting of SYNSORB Shareholders, and prior to the date of filing of Articles of Arrangement, not to proceed with the Arrangement without any further action on the part of SYNSORB Shareholders or the Court. The Board of Directors of SYNSORB has advised Oncolytics that it considers it appropriate to retain the flexibility not to proceed with the Arrangement should the Oncolytics Shareholders not approve the release of the 4,725,000 Common Shares from escrow or if some event occurs after the SYNSORB special meeting and prior to the date of filing of Articles of Arrangement which in the opinion of the Board of Directors of SYNSORB makes it inappropriate to complete the Arrangement. The special resolution of SYNSORB authorizes such action. The special resolution of SYNSORB also provides that the Plan of Arrangement may be amended by the Board of Directors of SYNSORB before or after their special meeting without further notice to SYNSORB Shareholders. Oncolytics has been advised that the Board of Directors of SYNSORB has no present intention to amend the Plan of Arrangement; however, it is possible that the Board of Directors of SYNSORB may determine that it is appropriate that amendments be made to the Arrangement.

Approvals to be Obtained by Oncolytics

The resolution providing for the release from escrow must be passed, with or without variation, by at least a majority of the votes cast by Oncolytics Shareholders (with SYNSORB not voting on such resolution) present in person or by proxy at the Special Meeting. See "Resolution to Approve Release from Escrow".

The Board of Directors of Oncolytics may decide at any time before or after the Special Meeting, and prior to the time of filing of Articles of Arrangement by SYNSORB, not to proceed with the release from escrow without any further action on the part of Oncolytics Shareholders. The Board of Directors of Oncolytics considers it appropriate to retain the flexibility not to proceed with the Arrangement should the SYNSORB Shareholders not approve the Arrangement in a form that is acceptable to Oncolytics or if some event occurs after the Special Meeting and prior to the time of filing of Articles of Arrangement by SYNSORB which in the opinion of the Board of Directors of Oncolytics makes it inappropriate to effect the release from escrow. The resolution of Oncolytics authorizes such action. The resolution of Oncolytics also provides that the release from escrow may be amended by the Board of Directors of Oncolytics before or after the Special Meeting without further notice to Oncolytics Shareholders. Oncolytics has no present intention to amend the release from escrow; however, it is possible that the Board of Directors of Oncolytics may determine that it is appropriate that amendments be made to the release from escrow.

Effective Date of the Distribution of the Common Shares to the SYNSORB Shareholders

The effective date of the distribution will be the date on which Articles of Arrangement and other requisite documents are filed by SYNSORB with the Registrar appointed under the *Business Corporations Act* (Alberta). SYNSORB has advised that they anticipate the filing date will be on or about May 8, 2002.

Resolution to Approve Release from Escrow

At the Special Meeting, Oncolytics Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the release from escrow of 4,725,000 common shares of the Corporation held by SYNSORB Biotech Inc. ("SYNSORB"), provided not less than 4,000,000 of

these shares are immediately distributed to the holders of common shares of SYNSORB, be approved and authorized.

2. the board of directors may vary, amend, modify or supplement the release from escrow if the board determines that such variation, amendment, modification or supplement would not be prejudicial to the interests of the holders of common shares of the Corporation;

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the board may revoke this resolution at any time prior to the filing of Articles of Arrangement by SYNSORB without further approval of the shareholders and determine not to proceed with the release from escrow; and

4. any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation (whether under corporate seal or otherwise) to execute and deliver any agreements, notices, consents, acknowledgements, certificates and other instruments, and to do all such further acts and things as such officer or director may consider necessary, desirable or useful to facilitate the foregoing."

The foregoing resolution must be approved by a simple majority of votes cast by Oncolytics Shareholders (other than SYNSORB) who vote in person or by proxy at the Special Meeting. **Unless otherwise directed, the persons named in the accompanying Instrument of Proxy intend to vote in favour of this resolution, unless an Oncolytics Shareholder has specified in its Instrument of Proxy that its Common Shares are to be voted against such resolution.**

INTEREST OF CERTAIN PERSONS TO BE ACTED UPON

Dr. David Cox, a present director of SYNSORB, and Mr. Richard Casey, who resigned as a director of SYNSORB on March 19, 2002, are directors of Oncolytics. Dr. David Cox owns, directly and indirectly, 44,000 SYNSORB Shares and Mr. Richard Casey owns 30,000 SYNSORB Shares. Oncolytics has been advised that Dr. Cox is not standing for re-election as a director of SYNSORB and if the release from escrow is approved by the Oncolytics Shareholders, neither Dr. Cox nor Mr. Casey will stand for re-election as a director of Oncolytics. Dr. Wayne Schnarr, Vice President, Corporate Development of Oncolytics owns 3,000 SYNSORB Shares.

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Special Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Special Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matters properly come before the Special Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 5, 2002.

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement no misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta effective the 5th day of April, 2002.

(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

(signed) Douglas A. Ball
Chief Financial Officer

BOWNE
PRINTED IN CANADA
O06854

Exhibit 2
Page 10

ONCOLYTICS BIOTECH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 16, 2002

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Oncolytics Biotech Inc. (the "Corporation") will be held in the Wildrose N Room at the Sheraton Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on Thursday, May 16 2002 at 3:00 p.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1. the receipt of the audited financial statements of the Corporation for the year ended December 31, 2001, together with the auditors' report thereon;

2. the election of directors of the Corporation for the ensuing year;

3. the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4. the approval of an increase in the number of common shares reserved for issuance pursuant to the Corporation's stock option plan;

5. the approval of future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange; and

6. the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 10, 2002 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 10, 2002 are entitled to receive notice of the Meeting.

DATED as of the 10th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Dr. Bradley G. Thompson*
President and Chief Executive Officer

ONCOLYTICS BIOTECH INC.

Annual and Special Meeting of Shareholders to be held on May 16, 2002

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

In addition to the Meeting for which this Information Circular has been prepared, the Corporation called a Special Meeting to be held on May 7, 2002 for the sole purpose to consider, and to take action with respect to, the release from escrow of 4,725,000 common shares of the Corporation held by SYNSORB Biotech Inc. An Information Circular dated April 5, 2002, was mailed to shareholders of the Corporation on April 9, 2002 with respect to the proposed release from escrow.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.

A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation ("Common Shares") represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics' current auditors, at such remuneration as may be determined by the board of directors of the Corporation, all as more particularly described in this Information Circular; (iii) the approval by way of ordinary resolution, of an increase in the number of Common Shares reserved for issuance pursuant to the Corporation's stock option plan (the "Plan") and (iv) the approval by way of ordinary resolution, of future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is April 10, 2002. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 10, 2002; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

As at the date hereof, there were 19,191,395 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access IICC's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the Corporation, as at the date hereof, the following table lists those persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

Name	Type of Ownership	Number of Common Shares	Percentage of Common Shares
SYNSORB Biotech Inc.	Legal and Beneficial	4,725,000	24.6%

A proposed release from escrow is to be considered by the shareholders of the Corporation at a Special Meeting to be held on May 7, 2002. Provided the release from escrow is approved by the shareholders of the Corporation and the other conditions to the release from escrow are fulfilled or waived, not less than 4,000,000 of the Common Shares held by SYNSORB Biotech Inc. ("SYNSORB") will be distributed to the shareholders of SYNSORB on or about May 8, 2002. Accordingly, SYNSORB would own approximately 725,000 Common Shares, constituting approximately 3.78% of the number of outstanding Common Shares. A copy of the Information Circular of the Corporation dated April 5, 2002 which provides a description of the proposed release from escrow is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $100,000 during the financial year ended December 31, 2001 (the "Named Executive Officers").

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Dr. Bradley G. Thompson [2]	2001	$170,000	$38,250	$13,500	43,000	$10,200
President and	2000	$120,000	$102,000	$13,500	15,000	nil
Chief Executive Officer	1999	$35,000	$72,500	nil	682,500	nil
Douglas A. Ball [3]	2001	$162,000	$33,750	$13,500	47,000	$9,000
Chief Financial Officer	2000	$116,500	$68,000	$13,500	265,000	$12,500
	1999	N/A	N/A	N/A	25,000	N/A
Dr. Matthew Coffey [4]	2001	$130,000	$38,250	$13,500	38,000	$7,800
Vice President Product	2000	$84,000	$71,400	$13,500	15,000	nil
Development	1999	$25,000	$18,000 N/A	nil	341,250	nil
Dr. Wayne Schnarr [5] Vice President Corporate Development	2001	$94,564	$21,000	nil	387,000	$5,600

Notes:

(1) Perquisites and other personal benefits received in 1999 did not exceed the lessor of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers.

(2) Dr. Thompson commenced service as President on April 21, 1999 and the Chief Executive Officer on July 22, 1999.

(3) Mr. Ball commenced service as Chief Financial Officer on May 17, 2000. All compensation received by Mr. Ball for the financial year ended December 31, 1999 was provided in connection with his position as a director of the Corporation.

(4) Dr. Coffey commenced services with the Corporation on July 29, 1999.

(5) Dr. Schnarr commenced services with the Corporation on May 30, 2001.

There are no long term incentive, benefit or actuarial plans in place.

Management Contracts

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $200,000 for the calendar year 2002, Mr. Ball is entitled to an annual salary of $176,000 for the calendar year 2002, Dr. Coffey is entitled to an annual salary of $145,000 for the calendar year 2002 and Dr. Schnarr is entitled to an annual salary of $170,000 for the calendar year 2002. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Stock Options

Option Grants During the Year Ended December 31, 2001

The Corporation does not currently have a stock appreciation rights plan. Stock options granted to the Named Executive Officers during the financial year ended December 31, 2001 were as follows:

	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise Price	Closing Market Price on Date of Grant	Expiry Date
Dr. Bradley G. Thompson	18,000	2.4%	$9.76	$9.76	June 20, 2011
	25,000	3.3%	$7.25	$7.25	Dec. 17, 2011
Douglas A. Ball	27,000	3.6%	$9.76	$9.76	June 20, 2011
	20,000	2.7%	$7.25	$7.25	Dec. 17, 2011
Dr. Matthew Coffey	18,000	2.4%	$9.76	$9.76	June 20, 2011
	20,000	2.7%	$7.25	$7.25	Dec. 17, 2011
Dr. Wayne Schnarr	375,000	50.2%	$7.99	$7.99	May 30, 2011
	12,000	1.6%	$7.25	$7.25	Dec. 17, 2011

Aggregated Option Exercises During the Year Ended December 31, 2001 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2001 and options exercised by the Named Executive Officers during the financial year ended December 31, 2001:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 (#) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	11,600	$147,575	699,500	nil	$3,887,490	nil
Douglas A. Ball	5,000	$66,800	327,000	nil	$90,900	nil
Dr. Matthew Coffey	13,000	$169,250	348,750	nil	$1,792,245	nil
Dr. Wayne Schnarr	nil	nil	137,000	250,000	nil	nil

Note:

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of $6.91 on December 31, 2001, as reported by The Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Termination of Employment or Change of Control

If an Employment Agreement is terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to 12 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 18 months pay in lieu of notice. Further, if there is a change of control of the Corporation and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice.

Compensation of Directors

Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended. The Corporation also grants to directors, from time to time, stock options in accordance with the Corporation's stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. In the aggregate, a total of $42,000 in directors fees was paid to the board of directors of the Corporation during the fiscal year ended December 31, 2001. During the fiscal year ended December 31, 2001, 45,000 options were granted to the five directors who were not salaried employees of the Corporation at an exercise price of $9.76 per Common Share and 90,000 options at an exercise price of $7.25. The exercise price of the options granted was based on the market price of the Common Shares at the time of grant.

Composition of the Compensation Committee

The Corporation has formed a Compensation Committee consisting of two outside directors (Messrs. Noujaim and Stewart), neither of whom are employees or officers of the Corporation or any of its affiliates, Dr. Thompson, the President and Chief Executive Officer of the Corporation, and Dr. Cox formerly President and Chief Executive Officer of SYNSORB.

Report on Executive Compensation

In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the board of directors of Oncolytics on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee, with the exclusion of Dr. Thompson, also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation's executive and senior officers.

The objectives of the Corporation's compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

Submitted by the Compensation Committee:

Antoine Noujaim (Chairman)
Fred Stewart
Brad Thompson
David Cox

Performance Graphs

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from November 8, 1999 (the date the Common Shares commenced trading) to December 31, 2001 (assuming a $100 investment was made on November 8, 1999 at the opening price of the Common Shares on that date) with the cumulative total return of the TSE 300 Composite Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
ONC Oncolytics
TSE 300 Composite
ONC
Nov 8, 1999
Dec 31, 1999
Dec 31, 2000
Dec 31, 2001

	Nov 8, 1999	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001
Oncolytics	$100	$282	$1,158	$813
TSE 300 Composite	$100	$115	$174	$151

Indebtedness of Directors and Senior Officers

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

Pursuant to an assignment dated July 29, 1999, the obligation to make certain milestone and royalty payments to the parties that transferred certain intellectual property to SYNSORB was assigned from SYNSORB to the Corporation. The Corporation thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations, however such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of a share purchase agreement dated April 21, 1999 providing for the acquisition by SYNSORB of all of the then outstanding Common Shares. Part of the milestone and royalty payments outlined in this agreement will be payable to, among others, Dr. Thompson and Dr. Coffey.

Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation's policy direction and fundamental objectives. The Board of Directors has adopted a management control process and policy which delegates to management the responsibility and authority to direct the Corporation's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves the Corporation's interim financial statements, and reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

The following represents a tabular review of the corporate governance guidelines (the "Guidelines") of the Toronto Stock Exchange, and the Corporation's alignment with each of them as at December 31, 2001.

Corporate Governance Guidelines	**Oncolytics Alignment**	**Commentary**
1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:		
a. adoption of a strategic planning process	Yes	The Board reviews and approves the strategic plan annually and assists by providing advice on key strategic initiatives and projects.
b. identification of principal risks, and implementing risk management systems	Yes	The Board's participation in and review of the annual budget and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, various committees of the Board focus on specific areas of risk.

Corporate Governance Guidelines	Oncolytics Alignment	Commentary
c. succession planning, including appointing, training and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer and through the Chief Executive Officer, the evaluation of the senior officers of the Corporation. The Board is directly responsible for the appointment and succession planning of the Chief Executive Officer, and the Board and the Chief Executive Officer are jointly involved and responsible for the appointment, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of the performance of the Chief Executive Officer and together with the Chief Executive Officer perform an annual review of the performance of senior management.
d. communications policy	Yes	The Board is specifically mandated to ensure systems are in place for communications with the Corporation's shareholders and other stakeholders. The Corporation seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, website and call-in conference calls. The Corporation encourages and provides for stakeholder feedback through communications and investor relations programs.
e. integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems. The Audit Committee is specifically assigned the responsibility to review, assess and report to the Board on the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.
2. Majority of directors should be unrelated	No	As at December 31, 2001, the Corporation had seven directors. Of these directors, two of the directors (Dr. David J. Cox and Mr. Richard Casey) are directors of SYNSORB a public company currently owning approximately 24.6% of the Common Shares, and two of the directors (Dr. Bradley G. Thompson and Mr. Douglas A. Ball) are officers of the Corporation. The remaining three directors (Dr. Antoine Noujaim, Mr. Fred Stewart and Mr. Bob Schultz) are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

Corporate Governance Guidelines	Oncolytics Alignment	Commentary
3. Disclose which directors are related	Yes	Dr. Cox, Mr. Casey, Dr. Thompson and Mr. Ball are related directors.
4. Appoint a committee comprised exclusively of outside directors (the majority of whom are unrelated) responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	No	The Chairman of the Board (Dr. Thompson) solicits input from all directors, consolidates the information, and provides the information to the Corporate Governance Committee. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. Proposed candidates and the ongoing assessment of directors is established through the Corporate Governance Committee in discussion with the Chairman.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance Committee assesses and evaluates the performance and contribution of individual members of the Board and the effectiveness of the Board and its committees.
6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key matters.
7. Review the size of Board of Directors and its effectiveness in making decisions	Yes	There are currently seven members of the Board. It is proposed that seven members be elected at the Meeting. The Board has determined that an appropriate size for Oncolytic's Board of Directors is presently in the range of seven to nine directors. As a consequence the Corporation is seeking additional qualified directors to act as a member of the Board. In particular, if the release from escrow is approved by the shareholders of the Corporation at the Special Meeting to be held on May 7, 2002, Mr. Bill Hogg, a proposed director of the Corporation, will be removed from the slate of directors to be elected at the Meeting.
8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board on director compensation issues. The Compensation Committee has developed guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Oncolytic's director compensation program and ability to draw directors with the background and experience required to develop an effective board.

Corporate Governance Guidelines	Oncolytics Alignment	Commentary
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	No	The Audit Committee is comprised of Dr. Noujaim and Mr. Stewart who are both outside and unrelated directors, and the Chairman who is a related director. The Compensation Committee is comprised of two directors who are outside and unrelated, and two directors, including the Chairman, who are related directors. The Corporate Governance Committee is comprised of Mr. Schultz who is an outside and unrelated director, and Mr. Casey who is a related director.
10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.
11a. Define the limits to management's responsibilities by developing mandates for the Board and the Chief Executive Officer	No	The Board reviews and approves the annual budget and business plan. In addition to the budget review and approval process, significant items are brought to the Board for their review and approval. Detailed limits and responsibilities as between management and the Board are to be developed.
11b. The Board should approve corporate objectives which the Chief Executive Officer is responsible for attaining	Yes	There is a definition of the responsibilities and accountabilities for the office of the Chief Executive Officer, including corporate objectives established by the Board and assigned as the responsibility of the Chief Executive Officer. Performance of the Chief Executive Officer is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews.
12a. Adopt structures and procedures to ensure the Board can function independently of management	Yes	The Board establishes a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees of the Board meet without management or related directors being present at the request of any director.
12b. Appoint a chairman who is independent of management or assign responsibility to a "Lead Director"	Yes	The Board has appointed a Chairman who is related, and has appointed as a Lead Director, Mr. Schultz, who is an independent and unrelated director.
13. The Audit Committee should:		
a. be comprised only of outside directors	No	The Audit Committee is comprised of three board members, two of which are outside and unrelated, and the Chairman, who is a related director.

Corporate Governance Guidelines	Oncolytics Alignment	Commentary
b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of reference that have been approved by the Board. The mandate of the Audit Committee includes but is not limited to the following duties: • Meet with the auditors and management of the Corporation, review financial statements and the financial position of the Corporation, review internal control procedures, and submit recommendations to the Board. Quarterly unaudited financial statements are approved by the Audit Committee, and year-end audited financial statements are reviewed by the Audit Committee, and recommended to the Board for final approval. • Review the audit plan with the external auditors prior to the audit being undertaken. • Review with management and the auditors any alternative practices or policies and their appropriateness, particularly with respect to controversial or emerging issues. • Review any accrual provisions or estimates that have a significant impact on the financial statements. • Review and assess management programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation. • The Audit Committee considers whether the external auditors should be appointed for the ensuing year and make recommendations in this regard to the Board.
c. have direct communication channels with the external auditors	Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Audit Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition, the Audit Committee has the authority to call a meeting without management or related directors present at its discretion.
d. have oversight responsibility for management reporting on internal control	Yes	The mandate for the Audit Committee establishes reporting on internal control as a responsibility of the committee.

Corporate Governance Guidelines	Oncolytics Alignment	Commentary
e. be responsible to ensure that management has designed and implemented an effective system of internal control	Yes	The mandate of the Audit Committee includes the establishment and implementation of an effective and appropriate system of internal control. The Audit Committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary and appropriate under the circumstances.
14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense	Yes	Individual directors may engage outside advisors at the Corporation's expense with the approval of the Chairman of the Board.

Dr. David Cox and Mr. Richard Casey will not be standing for re-election as directors at the Meeting. Mr. Bill Hogg, a proposed director of the Corporation, will be removed from the slate of directors to be elected at the Meeting if the release from escrow is approved by the shareholders of the Corporation at the Special Meeting of the Corporation to be held on May 7, 2002. As a consequence of these changes and potential changes to the composition of the Board of Directors, the Corporation will re-evaluate the composition of its various committees.

RECEIPT OF FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2001 and the auditors' report thereon will be presented for consideration at the Meeting.

ELECTION OF DIRECTORS

The term of office for each director of the Corporation is from the date of the Shareholders' meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of seven directors is to be elected. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation.** If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected; however, if the release from escrow is approved by the shareholders of the Corporation at the Special Meeting of the Corporation to be held on May 7, 2002, Mr. Bill Hogg will be removed from the slate of directors to be elected at the Meeting.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment for the preceding five years, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March 31, 2002:

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Date Became a Director	Number of Shares Beneficially Owned and Controlled[4]
Bradley G. Thompson, Ph.D. [1][2] *Calgary, Alberta*	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999. Executive Chairman of the Board of SYNSORB from February 1999 to July 1999. Chief Executive Officer of SYNSORB from May 1994 to February 1999.	April 21, 1999	nil
Douglas Ball, C.A. *Calgary, Alberta*	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.	April 21, 1999	nil
Bill Hogg *Calgary, Alberta*	President and Chief Executive Officer of SYNSORB since March 19, 2002. Previously Vice President Finance and Chief Financial Officer of SYNSORB from March 26, 2001 to March 19, 2002, and prior thereto Acting Vice President Finance and Chief Financial Officer of SYNSORB since October 2000. Prior thereto, the Senior Vice President and Chief Financial Officer of Dominion Energy Canada Limited and predecessor companies.	N/A	4,300
George Masters *Churchpoint, Nova Scotia*	Currently Chairman of the Board of Directors of SignalGene Inc. (a public biopharmaceutical company) since April 2001 and a director since September 2000. In addition, Mr. Masters is Chairman of the Board of Directors of Biocatalyst Yorkton Inc. (a private venture capital company) since December 1996. Mr. Masters is also the Vice Chairman of Hemosol Inc. (a public biopharmaceutical company), a position he has held since 1992.	April 5, 2002	nil
Antoine A. Noujaim, Ph.D. [1][2] *Edmonton, Alberta*	Chairman of the Board of AltaRex Corp. (a public biopharmaceutical company) since February 1998. President and Chief Executive Officer of AltaRex Corp., from November 1995 to February 1998.	August 27, 1999	nil

Name, Present Office Held and Municipality of Residence	Five Year History of Principal Occupations	Date Became a Director	Number of Shares Beneficially Owned and Controlled[(4)]
Robert B. Schultz, F.C.A. [(3)] *Toronto, Ontario*	Chairman and Director of McCarvill Corporation (a financial services company) since June 2001. Director and special advisor to Merrill Lynch Canada (a public financial services company) from May 1, 2000 to June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990.	June 30, 2000	nil
Fred A. Stewart, LL.B., Q.C. [(1)(2)] *Calgary, Alberta*	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company). Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	August 27, 1999	24,000

Notes:

(1) These persons are members of the Audit Committee.

(2) These persons are members of the Compensation Committee. Dr. David Cox is also a member of this committee.

(3) These persons are members of the Corporate Governance Committee. Mr. Richard Casey is also a member of this committee.

(4) The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. **Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation's by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.** Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.

AMENDMENT OF STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE

At the Meeting, a resolution will be proposed to amend the Corporation's Stock Option Plan (the "Plan") to increase the number of Common Shares reserved for issuance thereunder. The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the plan limited to ten percent of the total number of issued and outstanding Common Shares. The Plan was amended on May 17, 2001 to, among other things, fix the total number of Common Shares reserved for issuance to 2,464,000.

Since March 31, 2001, a total of 14,000 Common Shares have been issued upon the exercise of options and a total of 66,920 options have been surrendered for cancellation, leaving 2,450,000 Common Shares available for issue under the Plan. Currently, there are options outstanding to purchase 2,293,000 Common Shares, leaving 157,000 Common Shares available for future grants. The Board of Directors has determined that an additional 250,000 Common Shares be reserved for issuance under the Plan and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly.

The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new directors, officers, employees and consultants as well as to continue to grant stock options to directors, officers and employees, thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options is a critical component of the Corporation's total compensation practices. Management and the Compensation Committee of the Corporation manage compensation by ensuring that its employees are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and maintain top quality people.

The following table outlines the activity of the Plan since March, 2001.

	Options Outstanding	Plan Maximum	Available for Future Grant
March, 2001	1,579,170	2,464,000	884,830
Options Granted between March 2001 and April 10, 2002	794,750		(794,750)
Options Exercised between March 2001 and March 31, 2002	(14,000)	(14,000)	
Options Surrendered between March 2001 and April 10, 2002	(66,920)		66,920
Total – April 10, 2002	2,293,000	2,450,000	157,000
Proposed Increase		250,000	250,000
Reconstituted Plan, as at May 16, 2002	2,293,000	2,700,000	407,000

If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent approximately 14.1% of the issued and outstanding Common Shares.

At the Meeting, Shareholders will be asked to approve the following resolution.

> BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation"), that the amendment to the Corporation's Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 250,000 common shares, as described in that Information Circular of the Corporation dated April 10, 2002, be and is hereby approved and authorized.

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

FUTURE PRIVATE PLACEMENTS

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. The Corporation may undertake one or more financings over the next year and, if undertaken, expects some of them to be structured as private placements.

Under the rules of the TSE the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and its operations. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 19,191,395 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on May 17, 2002 would not exceed 9,595,600 Common Shares in the aggregate, or approximately 50% of the Corporation's issued and outstanding shares as at April 10, 2002.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	**Maximum Discount**
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

> BE IT RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing May 17, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 9,595,600 Common Shares as is more particularly described in that Information Circular of the Corporation dated April 10, 2002, is hereby approved and authorized.

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

INTEREST OF CERTAIN PERSONS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 10, 2002.

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement no misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta effective the 10th day of April, 2002.

(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

(signed) Douglas A. Ball
Chief Financial Officer

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